RECEIVED FEB 28 2003 SEC MAIL PROCESSING SECTION WASH. D.C. 207

SECURITIES AND EXCHANGE COMMISSION

03001965

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49018

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mercury Securities McGehee, Maia Laura

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 Fourth Street, Suite 685
(No. and Street)

San Rafael (City) CA (State) 94901 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maia L. McGehee
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morre & Company, LLP
(Name – *if individual, state last, first, middle name*)

1450 Grant Avenue, Suite 102, Novato, CA 94945
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 18 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Maia L. McGehee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mercury Securities, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

ISABEL HOGAN
Comm. # 1292696
NOTARY PUBLIC - CALIFORNIA
Marin County
My Comm. Expires Feb. 28, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MERCURY SECURITIES

FINANCIAL STATEMENTS
With
INDEPENDENT AUDITORS' REPORT

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

Morre & Company, LLP
Certified Public Accountants
1450 Grant Avenue, Suite 102
Novato, California 94945-3142
(415) 898-0600 Fax: (415) 898-0229

INDEPENDENT AUDITORS' REPORT

Mercury Securities
San Rafael, California

We have audited the accompanying statements of financial condition of Mercury Securities as of December 31, 2002 and 2001, and the related statements of operations and proprietor's capital, and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of Mercury Securities as of December 31, 2002 and 2001, and the results of its activities and its cash flows for the years then ended in conformity with generally accepted accounting principles in the United States.

Our examination has been made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in the supplementary schedules is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Morre & Co.

February 15, 2003

John Morre, CPA Linda Panichelli, CPA

MERCURY SECURITIES
STATEMENTS OF FINANCIAL CONDITION
December 31, 2002 & 2001

	2002	2001
ASSETS		
Current assets:		
Cash	$23,301	$11,160
NASDAQ warrants	3,300	3,300
Accounts receivable	304	11,090
Total current assets	26,905	25,550
Total assets	$26,905	$25,550

	2002	2001
LIABILITIES AND PROPRIETOR'S CAPITAL		
Current liabilities:		
Commissions payable	$3,424	$9,308
Total current liablilities	3,424	9,308
Proprietor's capital	23,481	16,242
Total liabilities and proprietor's capital	$26,905	$25,550

The accompanying notes and Independent Auditors' Report should be read with these financial statements.

MERCURY SECURITIES
STATEMENTS OF OPERATIONS AND PROPRIETOR'S CAPITAL
For the Years Ended December 31, 2002 and 2001

	2002	2001
Revenue	$54,549	$42,977
Operating expenses	57,502	42,676
Net (loss) income from operations	(2,953)	301
Proprietor's capital-beginning	16,242	10,181
Proprietor's contributions	10,192	5,760
Proprietor's capital-ending	$23,481	16,242

The accompanying notes and Independent Auditors' Report should be read with these financial statements.

MERCURY SECURITIES
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2002 and 2001

	2002	2001
Cash flows from operating activities:		
Net(loss) income	$(2,953)	$301
Decrease (increase) in accounts receivable	10,786	(11,090)
(Decrease) increase in accounts payable	(5,884)	9,308
Net cash provided(used)by operating activities	1,949	(1,481)
Cash flows from financing activities:		
Proprietor's contributions	10,192	5,760
Net cash provided by financing activities	10,192	5,760
Net increase in cash	12,141	4,279
Cash balance, beginning of period	11,160	6,881
Cash balance, end of period	$23,301	$11,160
Supplemental information		
Interest paid	$0	$0
Taxes paid	$0	$0

The accompanying notes and Independent Auditors' Report
should be read with these financial statements.

MERCURY SECURITIES
NOTES TO FINANCIAL STATEMENTS
For The Years Ended December 31, 2002 and 2001

Note 1 – Summary of Significant Accounting Policies

This summary of significant accounting policies of Mercury Securities (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. Preparation of financial statements using generally accepted accounting principles requires the use of estimates. These accounting policies conform to generally accepted accounting principles and have been consistently applied.

Note 2 – Business Activity

The Company was organized January 19, 1996 and is registered as a broker-dealer in securities under the Securities and Exchange Act of 1934. The Company sells investments in mutual funds to individuals and corporate investors and has been approved by the National Association of Securities Dealers for the sale of variable annuities. The company has also applied for licensing with the Department of Insurance in the state of California. The Company earns commissions directly from the mutual funds in which it invests.

Note 3 – Net Capital Requirements

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain both minimum net capital, as defined, and a maximum "net capital ratio", as defined. The values of these defined operating parameters may vary materially from day to day. At December 31, 2002 the Company's net capital was $19,831, which amount is $14,831 in excess of the required net capital. The NASDAQ warrants of $3,300 are not included in above net capital computation. According to the SEC Rules and Regulation, the warrants are considered non-allowable and should not be included in the computation of net capital. The Company's ratio of aggregate indebtedness to net capital may not exceed 15 to 1. At December 31, 2002, the Company's net capital ratio was within this limitation.

Note 4 – Cash

During 2002, the company maintained an account with FSC Alliance Capital, which is managed by FSC Securities Corporation. These funds are not insured by the Federal Deposit Insurance Corporation, but are insured by the Securities Investors Protection Corporation.

Note 5 – Commitments and Related Party Transactions

The sole proprietor operates a sister organization, Hermes Econometrics, which holds all of the current leases for office space, purchased the furniture and equipment used by Mercury Securities, and employs staff which services Mercury Securities. The financial statements of Mercury Securities would have been significantly different had these related party activities not occurred. An accrual was made to the company books for the estimated usage of the related party's assets as noted above.

Note 6 –Concentration Of Risk

The Company receives approximately 75% of its total gross revenue through a single broker. It is reasonably possible that in the near future this revenue could cease. The company does not expect the loss of this relationship to adversely effect future earnings.

Note 7– Income Taxes

The Company is a proprietorship and is not a separate taxable entity. Therefore, no provision or liability is provided for income taxes. The owner is taxed on net income of the proprietorship after its income is combined with the owner's other income and deductions.

Note 8– Other Matters

These financial statements are prepared solely from the accounts of the Company and do not include the personal accounts of the owners or those or any other operation in which she is engaged.

MERCURY SECURITES
Supplemental Statement of Income and Expense
For the Years Ended December 31, 2002 and 2001

	2002	2001
Revenue		
Commission income	$54,412	$42,777
Interest income	137	200
Total revenue	54,549	42,977
Operating expenses		
Commissions	42,910	35,988
Rent	8,368	2,702
Legal and accounting	3,178	1,000
Taxes, fees & license	1,099	1,801
Computer supplies and expense	764	-
Office expense	483	699
Insurance	410	23
Telephone	290	386
Dues & subscriptions	-	77
Total operating expenses	57,502	42,676
Net (loss) income	$(2,953)	$ 301

The accompanying notes and Independent Auditors' Report should be read with these financial statements.

I. SCHEDULE II

MERCURY SECURITIES
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3
December 31, 2002

An exemption from Rule 15c3-3 is claimed, based upon Section (k) (2) (I)

INFORMATION FOR POSSESSION OR CONTROL

A. REQUIREMENTS UNDER RULE 15c3-3

December 31, 2002

Not Applicable.

II. SCHEDULE III

MERCURY SECURITIES
COMPUTATION OF NET CAPITAL
December 31, 2002

Total ownership equity	$ 23,481
Non allowable assets:	
NASDAQ Warrants-Non-allowable	(3,300)
Net capital before haircuts	20,181
Haircuts on securities:	
2% Haircut on Investments	(350)
Net capital	$19,831

MERCURY SECURITIES
RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)
December 31, 2002

Reconciliation of net capital with the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2002):

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$20,181
Haircuts on securities not taken into account	(350)
Net Capital Per Schedule III	$19,831

Mercury Securities
San Rafael, California
December 31, 2002

In planning and performing our audit of the financial statements of Mercury Securities for the period ended December 31, 2002 we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not maintain customer security accounts and does not handle customer securities, we did not make a study of any practices or procedures followed by the Company (I) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13, or (II) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, or (III) in obtaining and maintaining physical possession or control of all fully paid excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of a system of practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and are recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

In addition, no facts came to our attention indicating that the exemptive provision of Rule 15c3-3 had not been complied with during the period ended December 31, 2002.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies and should not be used for any other purpose.

Morre & Co.

Morre & Company, LLP

February 15, 2003